                                                    UNIMED Pharmaceuticals, Inc.
                                                    2150 East Lake Cook Road
                                                    Buffalo Grove, IL 60089-1862
                                                    847-541-2525
                                                    Fax 847-541-2509

[UNIMED LOGO]



June 8, 1999

Mr. David A. Dodd
President and CEO
Solvay Pharmaceuticals, Inc.
901 Sawyer Road
Marietta, Georgia 30062

      Re: Proposed Acquisition of Unimed Pharmaceuticals, Inc. by Solvay Pharmaceuticals, Inc.

Dear David:

Please accept this letter as my indication of support for the proposed Agreement and Plan of Merger between Solvay Pharmaceuticals and Unimed. I, along with the other members of the Board of Directors of Unimed, have reviewed the Agreement and we have voted unanimously in favor of it.

We understand that Solvay Pharmaceuticals is willing to proceed only with the full participation of the directors in the tender, and so all of us on the Board unanimously declared our intent to tender our shares in accordance with the terms set forth in the Agreement. Accordingly, this letter will confirm that I will, subject to my fiduciary duties as a trustee of certain trusts holding Unimed stock, tender all shares that I own either directly or beneficially at a price of $12.00 per share upon the announcement of the tender offer by Solvay Pharmaceuticals.

Very truly yours,


/s/ John N. Kapoor
-------------------------------
John N. Kapoor
Chairman

cc: Robert E. Dudley